Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September
	30,		Year Ended December 31,
	2010		2009	2008	2007		2006		2005
				(Dollars in millions)
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(198)		$280	$(443)	$(45)		$(4)		$159
Plus: fixed charges	204		243	344	492		477		360

Earnings available to cover fixed charges	$6		$523	$(99)	$447		$473		$519

Fixed charges (1):
Interest expense, including amortization of deferred financing costs	$198		$236	$333	$480		$465		$348
Interest portion of rental payment	6		7	11	12		12		12

Total fixed charges	$204		$243	$344	$492		$477		$360

Ratio of Earnings to Fixed Charges	0.03x	(2)	2.15x	— (2)	0.91x	(2)	0.99x	(2)	1.44x

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	Earnings were deficient to cover fixed charges by $198 million, $443 million, $45 million and $4 million for the nine months ended September 30, 2010 and the years ended December 31, 2008, 2007 and 2006, respectively. Loss from continuing operations before income taxes was negatively impacted by Valuation adjustments related to mortgage servicing rights, net of $626 million, $733 million, $413 million and $479 million for the nine months ended September 30, 2010 and the years ended December 31, 2008, 2007 and 2006, respectively.

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